Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(in millions except ratios)

	Nine Months Ended September 30,				Year Ended December 31,
	2002		2001		2001		2000		1999		1998		1997

Earnings (loss) before income taxes	$2,680.4		$426.4		$782.8		$560.6		$843.9		$137.3		$1,178.5
Add:
Share in income of fifty-percent-owned affiliates and distributed income of affiliated companies	11.3		73.3		9.6		32.5		(49.0)		(51.5)		(174.1)
Interest expense, net of capitalized interest	652.6		757.1		976.3		842.5		461.0		631.2		790.7
Capitalized interest amortized	—		—		—		2.2		5.7		11.5		4.1
1/3 of rental expense	282.7		216.4		348.8		298.2		213.8		186.8		225.0

Total Earnings	$3,627.0		$1,473.2		$2,117.5		$1,736.0		$1,475.4		$915.3		$2,024.2

Fixed charges:
Interest expense, net of capitalized interest	$652.6		$757.1		$976.3		$842.5		$461.0		$631.2		$791.7
1/3 of rental expense	282.7		216.4		348.8		298.2		213.8		186.8		225.0

Total fixed charges	$935.3		$973.5		$1,325.1		$1,140.7		$674.8		$818.0		$1,016.7
Preferred Stock dividend requirements	—		—		—		—		0.8		118.2		137.6

Total fixed charges and Preferred stock dividend requirements	$935.3		$973.5		$1,325.1		$1,140.7		$675.6		$936.2		$1,154.3

Ratio of earnings to fixed charges	3.9	x	1.5	x	1.6	x	1.5	x	2.2	x	1.1	x	2.0	x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	3.9	x	1.5	x	1.6	x	1.5	x	2.2	x	Note a		1.8	x

        Note:

  (a)
  Earnings are inadequate to cover fixed charges. The dollar amount of the cover deficiency is $20.9 in 1998.